NEWS RELEASE

EMX Royalty Announces Second Quarter 2020 Results

Vancouver, British Columbia, August 14, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the quarter ended June 30, 2020 ("Q2"). The Company's filings for the quarter are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are expressed in Canadian dollars unless otherwise stated.

HIGHLIGHTS FOR Q2 2020

Financial Update

  EMX ended Q2 with a balance sheet, including cash of $58,194,000, marketable securities, investments and loans receivable valued at $20,093,000, and no debt.
  EMX had revenue of $2,350,000 which includes royalty income, interest earned on cash balances, and other property income including income from the sale or option of property interests. Revenue increased by $1,276,000 from Q2 2019 principally related to an increase in option and other property income.
  Royalty generation costs totaled $4,765,000 of which the Company recovered $1,721,000 from partners. The net decrease of $1,174,000 compared to Q2 2019 principally relates to a decrease in drilling, technical and support costs in Australia. The Company has realized both a decrease in expenditures and costs recovered from partners who continue to navigate Covid-19 market impacts.
  General and administrative expenses totaled $1,454,000 which includes $783,000 in salaries and consultants, $215,000 in administrative costs, $263,000 in professional fees, and $124,000 in investor relations costs. The total general and administrative costs are comparable to Q2 2019 with an increase in salaries and consultants, and professional fees directly related to increased deal flow. Costs were also expected to increase as many of our costs are denominated and paid in USD, which strengthened significantly against the CDN when compared to the comparative period.
  For the quarter, the Company had a net loss from operations of $3,932,000 and an after-tax net loss of $3,281,000. Other items affecting financial results in Q2 include $306,000 in depletion costs, share based payments of $1,448,000 and a foreign exchange adjustment of $2,124,000. The foreign exchange adjustment was a direct result of holding USD cash and net assets denominated in USD.

Operational Update

  In the U.S., the Company received provisional payments of approximately US$185,000 from the sale of 109 royalty gold ounces produced at the Leeville royalty property in Nevada's Northern Carlin Trend. At the Gold Bar South and Hardshell (covered as part of the Hermosa project) royalty properties, operators McEwen Mining and South32, respectively, continued with nearby exploration and mine development activities. In the southwestern U.S., base metals exploration programs funded by partner South32 were advanced, with field programs re-initiated. On the royalty generation front, EMX optioned three gold projects in Idaho for cash and share payments, work commitments during earn-in, and upon earn-in, royalty interests, annual advanced royalty payments, and milestone payments to EMX's benefit.

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  EMX substantially grew the royalty and mineral property asset portfolio by purchasing 60 properties located in Canada's Superior Province. The new properties were purchased for C$3 million, and include 52 projects optioned to third parties, of which 39 include provisions for NSR royalty interests that range from 0.75% to 2.5%. The portfolio will generate cash flow to EMX from option cash payments of more than C$2.5 million over the next three and a half years, which will be supplemented by share-based payments.
  EMX has maintained an aggressive approach to gold exploration in Sweden, Norway, and Finland, and now has 17 precious metals focused royalty properties and projects comprising nearly 200,000 hectares in the region. EMX has also continued to acquire and progress exploration on a variety of base metal and "battery-metal" (nickel-copper-cobalt-gold-PGE) projects that further augment the Fennoscandian portfolio. The Company amended its option agreement with Sienna Resources to establish a two year option period whereby Sienna can acquire EMX's Kuusamo Ni-Cu-Co-PGE project in Finland in exchange for an NSR royalty, work commitments, and payments of cash and equity to EMX. The amendment also restructured the terms for the Slättberg Ni-Cu-Co-PGE project in southern Sweden.
  In Serbia, operator Zijin Mining continued construction at the Timok Upper Zone copper-gold project, which is covered by an NSR royalty held by EMX. Chinese mining contractor JCHX, through its Serbian subsidiary JCHX Kinsey Mining Construction doo Bor, is managing mine construction, with development of the ventilation shaft and main decline underway. Initial production from the Upper Zone is expected to be in mid-2021.
  In Turkey, the owner (Esan) of the Balya lead-zinc royalty property continued with infill resource definition drilling and mine development work during Q2, with construction of the spiral decline expected to commence in Q3.  The owner (Kar) of the Alanköy and Trab-23 gold-copper projects declared force majeure due to the Covid-19 pandemic.
  As a subsequent event, EMX provided a mid-year update on its strategic investment in the Rawhide gold-silver mining operation in Nevada. For the six months ending on June 30th, Rawhide Acquisition Holding LLC sold 11,159 ounces of gold and 85,034 ounces of silver for total revenue of approximately US$17.7 million.
  Q2 ended with EMX re-initiating field programs under rigorous Covid-19 related operating procedures and protocols.

OUTLOOK

EMX ended Q2 in a strong position, with working capital of $68,520,000, including $58,194,000 in cash. The Company substantially grew the portfolio during the quarter, which now totals over 200 royalty and mineral property assets on five continents. A majority of this growth came from the purchase of over 60 properties in productive mining camps of Ontario and Quebec, 52 of which are optioned for payments and royalty interests. This was a big step forward for the Company, establishing a significant presence in Canada, which is a premier jurisdiction for the exploration and mining industry. Further, based on option based cash and share payments, the deal is set to pay for itself in just over three years, with EMX retaining the optionality inherent to a portfolio of quality mineral property assets in prolific mining districts.

EMX also continued to grow the European and U.S. portfolios, while making new deals and working with current partners on existing projects. The Company added gold and battery metals projects in Fennoscandia, which has attracted strong industry interest. Several of EMX's partner companies in Fennoscandia raised capital in Q2, and EMX has continued to bolster its holdings of equity interests in partner companies via anti-dilution mechanisms. In the western U.S., EMX was an early mover in recognizing the opportunities for gold projects in Idaho, and quickly staked and then optioned three projects for cash payments, work commitments, and royalty interests. EMX understands that real value is created in the field, and has adapted to the challenges of the Covid-19 pandemic by re-initiating field programs with Company policies that protect the health and well-being of our employees, consultants, and partners, as well as the members of the communities where we work.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

EMX's diversified portfolio of assets and sources of cash flow have grown substantially through time. The Company continues to add new sources of revenues and income in the form of cash flowing royalty and advance royalty payments, milestone payments and other proceeds from sales of exploration projects, equity distributions from partner companies, and returns from strategic investments. The Company will continue to evaluate potential acquisitions of producing and pre-production royalties in the base and precious metals sectors, while also considering other cash flowing opportunities including oil and gas royalties. These varied sources of income all contribute to the bottom line of the Company and fund its administrative costs and royalty generation efforts around the world.

Further, the successful execution of this business model over the course of 17 years has provided the Company with the time necessary to let key, long standing royalty assets advance towards production. This patience is poised to pay off in 2021, with initial production from the Timok Upper Zone copper-gold project in Serbia, as well as revitalized and ramped up production from the Balya polymetallic project in Turkey. Management remains optimistic that patience will continue to pay off with the Leeville royalty, which generates ongoing cash flow and has substantial upside potential over the long run.

The Company remains on track with sustainable growth via royalty generation, royalty acquisition and strategic investments. There is heightened interest from potential partners fueled by the accelerating bull market in precious metals, as well as continued strong interest in base metal and battery metal assets. This market upswing is also encouraging our current partners to aggressively advance our royalty generation and development projects. At mid-year, EMX is well funded and poised to identify new royalty and investment opportunities, while further developing a pipeline of royalty generation properties to add shareholder value.

QUALIFIED PERSONS

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America, South America, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Fennoscandia, Serbia, Turkey, and Australia.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the for the quarter ended June 30, 2020 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com